United States Lime & Minerals, Inc.

5429 LBJ Freeway, Suite 230

Dallas, TX 75240

August 31, 2011

Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               United States Lime & Minerals, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 8, 2011

File No. 0-04197

Dear Mr. Skinner:

United States Lime & Minerals, Inc. (the “Company”) has the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter of August 2, 2011.  Our responses are numbered to correspond to the numbers used to designate the Staff’s comments in its comment letter.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1:  Business, page 1

Drilling Activity, page 7

Comment No. 1:  Please tell us how you have considered the disclosure requirements of Item 1205 (a)(1) and (2) of Regulation S-K.  It is unclear whether you have provided all of the required disclosures.

Response No. 1:  We acknowledge the Staff’s comment.  Items 1205(a)(1) and (2) of Regulation S-K call for disclosure of the “number of net productive and dry exploratory wells drilled” and the “number of net productive and dry development wells drilled.”  We assume that the definition of “net well” in Item 1208(c)(2) of Regulation S-K, which focuses on the “sum of fractional ownership working interests,” applies for purposes of Items 1205(a)(1) and (2) also.

We have two agreements under which two separate operators drill natural gas wells on our property:  a lease agreement and a drillsite agreement.  In our Response to Comment No. 2 below, we explain that we are not the operator of any of the wells drilled on our property, and that it would be confusing and potentially misleading to investors to focus on the number of our “net wells,” given the fact that we have royalty interests as well as non-operating working interests under each agreement.  Here, we address Item 1205(a)’s requirements to disclose net “productive and dry exploratory wells drilled” and net “productive and dry development wells drilled.”

As to exploratory wells, other than perhaps the initial well drilled in 2005 under the lease agreement, all of the wells drilled to date have been development wells.  We do not expect that any future wells will be exploratory wells.

As to development wells, we disclose the number of gross wells drilled for each of the last three years, whether those wells are completed producing wells or are awaiting completion, and our total percentage interest in revenues (for both our royalty and non-operating working interests) in the producing wells drilled under each agreement.  All completed development wells have been productive wells.  There have been no “dry” wells.

In the future, should there be any development wells that are dry wells, we will disclose the gross number of such dry wells.  Once again, we believe that disclosure of the number of “net” dry wells drilled could be confusing and potentially misleading for the reasons discussed in our Response to Comment No. 2 below.

Production Activity, page 8

Comment No. 2:  Please tell us how you have considered the requirements of Item 1208 of Regulation S-K to disclose net productive wells.

Response No. 2:  We acknowledge the Staff’s comment.  As an owner of both royalty interests and non-operating working interests in natural gas wells drilled by others, we believe that it would be confusing and potentially misleading to investors to disclose “net productive wells” as used in Item 1208 of Regulation S-K.  Instead, we disclose the underlying detail concerning our natural gas interests from which investors can make their own analysis and calculations, as well as our total percentage interest in revenues (for both royalty and non-operating working interests) in the producing wells drilled under each agreement.

Item 1208(c)(2) defines a “net well” as “the sum of the fractional working interests owned in gross wells. . . .”  (Emphasis added.)  Item 1208 is written from the perspective of an exploration and production company, with varying working interests in oil and gas wells drilled pursuant to multiple leases and/or other agreements, rather than from the perspective of companies, like ours, which are landowner lessors of drilling rights and have only royalty interests and non-operating working interests in wells drilled by others.  Since we have royalty interests as well as non-operating working interests in the wells drilled on our property, disclosure of “net” wells, based upon our aggregate “working interest” alone, would not take into account our royalty interests and could confuse and mislead investors.

Instead, for the sake of clarity and full disclosure, we disclose in considerable detail the facts underlying our natural gas interests (see 2010 Form 10-K, at pp. 7-10, 13-15, 19, 21, 23-24 and 26-27).  For example, we disclose the number of gross producing wells as of the end of each of the last three years, broken down between our lease agreement and our drillsite agreement.  We also disclose the percentages of our royalty and non-operating working interests in producing wells drilled under each agreement (lease or drillsite), and our total percentage interest in revenues (for both our royalty and non-operating working interests) in the producing wells drilled under each agreement.  We believe that these disclosures are much more complete and helpful to investors in understanding and analyzing our natural gas interests than is a technical “net productive well” number that would reflect our non-operating “working interest” alone.

Finally, from the detailed facts disclosed, an investor interested in the number of “net productive wells” as used in Item 1208 could readily calculate that number by multiplying our percentage of non-operating working interests (20% under the lease agreement and 12.5% under the drillsite agreement) by the number of producing wells under each agreement, and adding the resulting numbers together to arrive at an aggregate “net productive well” number.  In our view, however, it is better to focus on our total percentage of interest in revenues (for both our royalty and non-operating working interests) in the producing wells drilled under each agreement, than the “net productive well” number which includes only our non-operating working interests.

Item 8:  Financial Statements, page 28

Note 1:  Summary of Significant Accounting Policies, page 35

Note (i):  Property, Plant and Equipment, page 37

Comment No. 3:  We note on page 20 that you idled several of your kilns in the fourth quarter of 2008.  Based on the disclosure here and in previous Forms 10-K, it is unclear whether you have tested these assets for recoverability.  Please clarify for us whether these assets remain idled, whether you have tested them for recoverability, how you group assets for purposes of recognition and measurement of an impairment loss, and any other information to help us understand the related accounting. Refer to ASC 360-10-35-15 through 35-36 and 35-49 for guidance.

Response No. 3.  We acknowledge the Staff’s comment.  As disclosed in the Form 10-K, we “idl[ed] several of our kilns” beginning in the fourth quarter of 2008.

By referring to our “idling” of several of our kilns in the fourth quarter of 2008, we did not mean to imply that any kilns had been permanently shut down or abandoned.  See ASC 360-10-35-47 through 35-49 (distinguishing between long-lived assets “to be abandoned,” and those that have “been temporarily idled” and, therefore, “shall not be accounted for as if abandoned”).

In fact, each of the kilns that had been temporarily idled in the fourth quarter of 2008 was brought back on line at some point during 2009, and, as discussed below, various kilns have been temporarily idled since that time for a variety of normal operational and financial reasons.  All of our kilns are long-lived assets intended to be held and used in our business.  See ASC 360-10-35-16 through 35-36.

Pursuant to ASC 360-10-35-23, we group the kilns held and used at our various plants for purposes of recognition and measurement of any impairment loss.  We believe that this asset grouping is appropriate given the identifiable cash flows generated by lime products produced in the kilns and the fact that management groups our kilns together to determine which kilns to run, and how long to run them, at any given point in time, based upon our company-wide lime demand and the overall operating approach that is most advantageous to us under all of the facts and circumstances.  In making such kiln operating decisions, management considers, among other things, the amount and type of customer demand; the geographic location of the customer; available prices for our lime products; the cost of freight; the relative costs of various available fuels used in our kilns; the maintenance schedule for each kiln; any production breakdowns, interruptions, or inclement weather that may impact a given kiln or its associated mine and equipment; and other matters that may bear upon our operational efficiencies and financial results.  Thus, at any given point in time, one or more of our kilns may be temporarily idled for inventory management, cost control, fuel efficiency, maintenance and repair, operational, or other reasons in our best interests.

We made a point of disclosing our temporary idling of several of our kilns beginning in the fourth quarter of 2008, in the context of discussing our efforts at the time to reduce our costs and improve operating efficiencies in response to the reduced demand for our lime products as a result of the then-impending economic downturn, because the number of kilns temporarily idled at that time was larger than is typically the case at any one point in time.  Even with the reduced demand for our lime products that we began to experience in the fourth quarter of 2008, at no time was there an event or change in circumstance within the meaning of ASC 360-10-35-21 that would have indicated that the carrying amount of our kilns may not be recoverable.  In the future, should we reference “the idling of our kilns,” we will use the phrase “temporarily idling” for clarification, if that is the case.

Note 9:  Business Segments, page 48

Comment No. 4:  We note that you operate a number of lime and limestone plants and distribution facilities.  Based on your disclosure, it does not appear that you consider these components separate operating segments.  Please clarify for us whether these components have any of the characteristics outlined in ASC 280-10-50-1 and how you determined that they are not operating segments.  If operating segments are being aggregated, provide the disclosure required by ASC 280-10-50-21(a) and clarify for us the similar economic characteristics that are shared by the aggregated operating segments.  In addition, tell us how you have considered identifying and discussing in MD&A these characteristics.

Response No. 4.  We acknowledge the Staff’s comment.  In management’s view, we have two operating segments:  lime and limestone operations; and natural gas interests.  We consider all of our lime and limestone operations to be a single operating segment, and we are not aggregating any operating segments in treating our lime and limestone operations as a single reporting segment.

Our lime and limestone operations are a single operating segment that meets the criteria of ASC 280-10-50-1.  We manage our lime and limestone operations as a single operating segment, and there are no components of that segment that fully meet the criteria of ASC 280-10-50-1.

Our President and CEO is our chief operating decision maker for our lime and limestone operations, and he regularly reviews company-wide revenues and operating results for our lime and limestone segment as a whole in order to make decisions about resources to be allocated to the segment and to assess the performance of the segment.  We also have one company-wide Vice President — Sales & Marketing for our lime and limestone operations, one company-wide Vice-President — Production for our lime and limestone operations, and one company-wide Vice-President and CFO for our lime and limestone operations, all of whom report directly to our President and CEO.  All production, marketing, cost, and pricing decisions for our overall lime and limestone operations are made on a coordinated, company-wide basis.

As disclosed in our Form 10-K (pp. 1-6), we conduct our lime and limestone operations through various plants and facilities (our “facilities”).  All of our facilities are interrelated.

Our high-quality limestone can be processed to create pulverized limestone, or used to feed our kilns to produce quicklime.  Quicklime, in turn, can be sold as such, or be used to produce hydrated lime or lime slurry.  As discussed above, our kilns are treated as one operational group, and their operations, production schedule, and downtime are managed as a single group.

Given the required high-quality nature of our limestone, and depending upon relative prices, shipping distances, and customer needs and handling and processing equipment, customers of our lime and limestone operations can typically be serviced through two or more of our facilities.  Management determines which facility should be used to service a particular customer or order based upon what makes the most business sense for our overall lime and limestone operations at that particular point in time, and such decisions can, and do, change frequently.  Because our lime and limestone products are the result of applying various value-added production processes to the same high-quality limestone, some of our customers can use one or more of our overlapping products for a given purpose.  Thus, we can vary the source of our lime and limestone production to meet our overall operational needs and financial goals for the lime and limestone operations segment as a whole.

Comment No. 5:  We note that you sell pulverized limestone, quicklime, hydrated lime, and lime slurry.  Please clarify for us how you evaluated these products for the revenue disclosures under ASC 280-10-50-40.

Response No. 5.  We acknowledge the Staff’s comment.  ASC 280-10-50-40 requires a public entity to report revenues from external customers for each product or “each group of similar products.”  We consider our lime and limestone products as a whole to be a “group of similar products” within the meaning of ASC 280-10-50-40, and we do not believe that disclosures of the revenues from external customers for each type of product during a given period is required or would provide useful information to investors.

As discussed in our Response to Comment No. 4 above, each of our lime and limestone products is the product of various value-added production processes applied to our high-quality limestone to produce pulverized limestone or kiln feed stone, which is processed to make quicklime, that can be further processed to make hydrated lime or lime slurry.  As also explained above, customers can use one or more of our interchangeable products to meet their various needs, depending upon, among other things, relative prices, delivery distances, and the customer needs and handling and processing equipment.  Which products in fact generate more or less revenues in a given period depends upon a number of factors — not the least of which are costs, prices, availability, and competitive forces — that impact both what we produce and sell, and what our customers demand and buy.

Based upon our customers’ requirements for our high-quality lime and limestone products and the similarities and interchangeability of our products, we do not believe that disclosures of our mix of product revenues for sales in a given period would provide additional information that would be meaningful to investors for the period being reported on, would permit comparability with our mix of product revenues in prior periods, or would provide meaningful guidance for future periods.  Instead, in our MD&A, we analyze demand for our lime and limestone products as a whole based upon the various industries to which we sell and the various uses for which those industries buy our products, both of which in our view provide a more helpful analysis of where demand for our products has come from and where it may come from in the future.

Additionally, the Company acknowledges that:

•                  It is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this letter to me at (972) 991-8400.  Thank you.

Sincerely,

/s/ M. Michael Owens
M. Michael Owens
Vice President and Chief Financial Officer

cc: Michael Fay
Kim Calder